CBL & ASSOCIATES PROPERTIES, INC.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, Tennessee 37421-6000

October 12, 2006

Mr. Robert Telewicz

Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	CBL & Associates Properties, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 15, 2006

Forms 10-Q for Fiscal quarters Ended March 31, 2006 and June 30, 2006

File No. 001-12494

Via EDGAR Filing System

Dear Mr. Telewicz:

In reference to your comment letter of September 28, 2006 and with respect to your review of CBL & Associates Properties, Inc.’s Form 10-K for the year ended December 31, 2005, and Forms 10-Q for the quarters ended March 31, 2006, and June 30, 2006, this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter.

Form 10-K For The Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 56

1.

We note that you adjusted for the minority interest in earnings of the operating partnership. Please explain your basis for this adjustment and tell us how you have determined that this measure is comparable to net income which is calculated after an allocation of income to minority unitholders. To the extent your determination of FFO differs from the NAREIT definition, such as one that is calculated to exclude the effects of minority interest, please revise your reference to the measure accordingly.

We agree that FFO applicable to common shareholders is the most comparable measure to net income available to common shareholders and our intent has been to present FFO applicable to common shareholders as the most comparable measure. However, we believe that FFO of our operating partnership is also a useful performance measure since, as disclosed in Note 1 to our consolidated financial statements, we conduct substantially all of our business through our operating partnership. As a result, FFO of the operating partnership is a common standard used by analysts and investors to evaluate the performance of a company within our industry that is structured as we are.

In presenting the reconciliation, we take the approach of adding minority interest in earnings of our operating partnership to net income available to common shareholders in order to arrive at FFO of our operating partnership and then adjust that amount to arrive at FFO applicable to our common shareholders because we believe this approach makes it easier for a user to compare the reconciling adjustments to the corresponding amounts included in our consolidated statement of operations and it allows us to present how we arrive at FFO of the operating partnership.

We acknowledge that we can improve our presentation by clearly identifying FFO of our operating partnership and FFO applicable to our common shareholders, as well as providing an explanation of the adjustment made to FFO of our operating partnership to arrive at FFO applicable to our common shareholders. Please see our response to comment #2 below for further explanation of this adjustment. We propose that, in future filings, we present the reconciliation of net income available to common shareholders to FFO applicable to common shareholders as presented in the table below, as well as expand our discussion of our computation of FFO applicable to common shareholders to explain why we also present FFO of our operating partnership in the reconciliation and why we believe that amount is useful to the reader.

[Body of reconciliation will remain unchanged]
_____________
FFO of our operating partnership	xxx

Percentage allocable to common shareholders(1)		xx%
_____________
FFO applicable to common shareholders	$	xxx

(1) Represents the weighted average number of common shares outstanding for the period divided by the sum of the weighted average number of common shares and the weighted average number of operating partnership units outstanding during the period.

2.

Tell us what adjustments you are making to FFO in order to arrive at “FFO applicable to our shareholders”. Additionally, tell us what consideration you have given to disclosing this information in your filing.

FFO applicable to our shareholders represents FFO in accordance with the NAREIT definition, less preferred dividends. Considering our approach to presenting the reconciliation as described above, FFO applicable to our shareholders is calculated by multiplying FFO of the operating partnership by a fraction, the numerator of which is the weighted average number of common shares outstanding for the period and the denominator of which is the sum of the weighted average number of common shares and the weighted average number of operating partnership units outstanding during the period. As stated in our response to comment #1 above, we will, in future filings, revise our presentation to show the application of this percentage to FFO of the operating partnership to arrive at FFO applicable to our shareholders and we will provide a footnote describing what the percentage represents and how it is calculated.

Financial Statements and Notes

Note 5. Joint Ventures, page 83

3.

Reference is made to the first two paragraphs on page 85. We note that the company accounts for its 50% interest in the Triangle Town Member LLC joint venture using the equity method. Given that the company is required to fund any additional equity necessary for capital expenditures, including future development or expansion of the property, and any operating deficits of the joint venture, please tell us how considered FIN 46(R) in determining whether this joint venture should be consolidated in the company’s financial statements.

On November 16, 2005, we formed a 50/50 joint venture with an affiliate of The Richard E. Jacobs Group (“Jacobs”) named Triangle Town Member LLC (“TTM”). Although CBL is the managing member of TTM, Jacobs has certain participating rights that preclude CBL from being deemed to control the JV (e.g., approval of operating budgets and material deviations from the operating budget). Additionally, Jacobs is a related party of CBL due to its ownership of an approximately 20% minority interest in CBL’s operating partnership and the fact that two non-employee members of our board of directors were nominated by Jacobs.

At formation, Jacobs contributed three operating properties valued at $283.5 million to TTM in exchange for its ownership interest. One of the operating properties was encumbered by a term loan from a third party lender totaling $121.8 million. Upon Jacobs’ contribution of the properties, TTM obtained a new, nonrecourse, long-term mortgage loan totaling $200.0 million. The proceeds from this loan were used to pay off the existing term loan and the excess proceeds were distributed to Jacobs. After this distribution, Jacobs’ equity totaled $84.6 million. We contributed $1.6 million in exchange for our equity interest. Together, these amounts represent the total equity at risk.

When negotiating the joint venture agreement, both parties anticipated that CBL’s initial contribution would be nominal compared to Jacob’s; therefore, CBL agreed to fund, if necessary, any additional equity for capital expenditures, including development or expansion of the properties, and any operating deficits of TTM up to a maximum of $50.0 million. However, as the properties that were contributed by Jacobs were profitable operating properties, neither Jacobs nor CBL anticipated that additional capital contributions would be necessary or that operating deficits would be incurred. Further, CBL has not had to fund any such items to date and still anticipates not having to fund any such items in the foreseeable future. Both Jacobs and CBL receive preferred returns on their contributed equity and are then returned the balances of their contributed equity pro rata based on their unreturned equity balances. After the equity balances are equalized, the cash flows will be allocated equally between Jacobs and CBL.

We considered the guidance in FIN 46(R) and determined that CBL has variable interests in TTM, including its equity interest and the management contract. We also determined that TTM did not meet any of the exception criteria in paragraph 4 and was, therefore, within the scope of FIN 46(R). Accordingly, we reviewed the criteria set forth in paragraph 5 and determined that TTM was not a variable interest entity based on the following:

a.	The fair value of the total equity at risk on the date of formation was $86.2 million. This amount represents 30% of the value of TTM’s assets. We believe this level of equity at risk is sufficient based on our experience with operating properties within our portfolio that have been funded with similar levels of equity and debt and that have been able to support their own activities without additional subordinated financial support. Therefore, we concluded on a qualitative basis that the total equity investment at risk is sufficient to permit TTM to finance its activities without additional subordinated financial support from others, including Jacobs and CBL.

b.	The equity holders at risk (Jacobs and CBL) have all of the characteristics of a controlling financial interest since Jacobs and CBL as a group:
•	are the only parties that have voting rights or the ability to make decisions that have a significant effect on the success of TTM,
•	have the obligation to absorb the expected losses of TTM, and
•	have the right to receive the expected residual returns of TTM.
c.

Jacobs and CBL have equal voting rights. Due to the existence of preferred distributions of cash flows, as described above, and the management contract between TTM and CBL, obligations to absorb expected losses and the rights to receive expected residual returns are not expected to necessarily equal the voting rights. However, the activities of TTM are not conducted on behalf of either Jacobs or CBL. TTM’s activities include leasing space in regional shopping centers to tenants that will operate retail businesses. Neither Jacobs nor CBL occupies space within the shopping centers to conduct retail businesses; therefore, TTM’s activities are not conducted on behalf of either Jacobs or CBL.

After concluding that TTM is not a variable interest entity, we then considered the provisions of EITF 04-5, ARB No. 51 and SFAS No. 94. Under these pronouncements, a company should consolidate a subsidiary if it controls (usually through the ownership of more than 50% of the voting shares) that subsidiary. Since Jacobs and CBL have equal voting rights, we concluded that we do not control TTM and that our investment in TTM should be accounted for using the equity method.

Exhibits 32.1 and 32.2

4.

We note that the company’s Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, refers to your Form 10-K for the year ended December 31, 2004. Please file a revised certification that refers to your Form 10-K for the year ended December 31, 2005.

We acknowledge your comment and will file revised certifications to correct the typographical errors in our Form 10-K so that the certifications referenced above refer to our Form 10-K for the year ended December 31, 2005.

Form 10-Q for the period ending March 31, 2006

Financial Statements and Notes

Note 9 – Share-Based Compensation, page 11

5.

We note that the Black-Scholes option pricing model is used to determine the fair value of the stock options. Please tell us and disclose in future filings the significant assumptions used in estimating the fair value. Reference is made to paragraph A240 of SFAS 123(R).

For each year for which an income statement is presented, paragraph A240.e.(2) of SFAS 123(R) requires disclosure of the significant assumptions used during the year to estimate the fair value of share-based compensation awards. As disclosed in the last paragraph of page 12, we have not granted any stock options since January 1, 2003. Since we did not grant any stock options during the periods for which an income statement is presented in our Form 10-Q for the period ending March 31, 2006, this disclosure was not applicable. In the event we grant stock options in the future, we will provide the required disclosure in the applicable periods.

In connection with our responses, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.

Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ John N. Foy

John N. Foy

Chief Financial Officer

cc. Ms. Yolanda Crittendon